Free Writing Prospectus	Filed pursuant to Rule 433
(To Prospectus dated July 31, 2009 and	Registration No. 333-160964
Preliminary Prospectus Supplement Dated October 25, 2010)
Sonoco Products Company
Final Term Sheet
October 25, 2010

Issuer:	Sonoco Products Company

Size:	$350,000,000

Maturity Date:	November 1, 2040

Coupon (Interest Rate):	5.75%

Yield to Maturity:	5.806%

Spread to Benchmark Treasury:	190 bps

Benchmark Treasury:	4.375% US Treasury Notes due May 15, 2040

Benchmark Treasury Price and Yield:	108-05+; 3.906%

Interest Payment Dates:	Semi-annually on each May 1 and November 1, commencing on May 1, 2011

Make-Whole Call:	Make-whole at T + 30 bps (before six months prior to the Maturity Date)

Par Call:	At any time on or after the date that is six months prior to the Maturity Date, the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Price to Public:	99.209%

Trade Date:	October 25, 2010

Settlement Date:	November 1, 2010 (T+5)

Expected Ratings:*	Baa2 (Moody’s)/ BBB+ (S&P)

CUSIP / ISIN:	835495 AJ 1 / US835495AJ18

Joint Book-Running Managers:	Banc of America Securities LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA) Inc. U.S. Bancorp Investments, Inc.
* None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling or e-mailing Banc of America Securities LLC toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com; by calling or e-mailing Wells Fargo Securities, LLC toll-free at (800)326-5897 or prospectus.specialrequests@wachovia.com; by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611; or by calling J.P. Morgan Securities LLC collect at (212) 834-4533.